Exhibit 99.1

Momo Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2020

BEIJING, CHINA, March 25, 2021 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2020.

Fourth Quarter of 2020 Highlights

•	Net revenues decreased by 19.0% year over year to RMB3,795.2 million (US$581.6 million*) in the fourth quarter of 2020.

•	Net income attributable to Momo Inc. decreased to RMB651.5 million (US$99.8 million) in the fourth quarter of 2020 from RMB1,055.9 million in the same period of 2019.

•	Non-GAAP net income attributable to Momo Inc. (note 1) decreased to RMB836.4 million (US$128.2 million) in the fourth quarter of 2020, from RMB1,252.5 million in the same period of 2019.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.98 (US$0.46) in the fourth quarter of 2020, compared to RMB4.74 in the same period of 2019.

•	Non-GAAP diluted net income per ADS (note 1) was RMB3.80 (US$0.58) in the fourth quarter of 2020, compared to RMB5.61 in the same period of 2019.

•	Monthly Active Users (“MAU”) on Momo application were 113.8 million in December 2020, compared to 114.5 million in December 2019.

•

Total paying users of our live video service and value-added service, without double counting the overlap and including 3.8 million paying users of Tantan Limited (“Tantan”), were 12.8 million for the fourth quarter of 2020, compared to 13.8 million for the fourth quarter of 2019, which included 4.5 million paying users of Tantan.

Full Year 2020 Highlights

•	Net revenues decreased by 11.7% year over year to RMB15,024.2 million (US$2,302.6 million) for the full year of 2020.

•	Net income attributable to Momo Inc. was RMB2,103.5 million (US$322.4 million) for the full year of 2020, compared with RMB2,970.9 million during the same period of 2019.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was RMB2,896.2 million (US$443.9 million) for the full year of 2020, compared with RMB4,493.3 million during the same period of 2019.

•	Diluted net income per ADS was RMB9.65 (US$1.48) for the full year of 2020, compared with RMB13.52 during the same period of 2019.

•	Non-GAAP diluted net income per ADS (note 1) was RMB13.16 (US$2.02) for the full year of 2020, compared with RMB20.26 during the same period of 2019.

“2020 was a tough year for us. I am proud that my teams were able to navigate through the many challenges with relentless focus on our core mission. Our commitment to the core mission enabled us to make difficult but right decision in the past year for the long term wellbeing of our company and our community.” Commented Li Wang, CEO of Momo. “After several months of hard work, we have started seeing positive trends in the content ecosystem as well as business of the core Momo. Getting through the bumpy journey last year was a valuable growth experience for our team. I am happy to see we have finally come out of the temporary drawbacks, stronger and better poised to seize the growth opportunities ahead of us.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.525 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

Fourth Quarter of 2020 Financial Results

Net revenues

Total net revenues were RMB3,795.2 million (US$581.6 million) in the fourth quarter of 2020, a decrease of 19.0% from RMB4,687.9 million in the fourth quarter of 2019.

Live video service revenues were RMB2,327.9 million (US$356.8 million) in the fourth quarter of 2020, a decrease of 31.2% from RMB3,383.5 million during the same period of 2019. The decrease was primarily due to our structural reform on Momo’s core live video business, which was used to revive the long tail content ecosystem and to a lesser extent, the impact of COVID-19 adversely affecting the sentiment of our paying users, especially among the top of the pyramid paying users. The decrease was partially offset by the growth from Tantan’s live video service, and live video service revenues from Tantan were RMB404.3 million (US$62.0 million) in the fourth quarter of 2020.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,401.3 million (US$214.8 million) in the fourth quarter of 2020, an increase of 17.8% from RMB1,189.1 million during the same period of 2019. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more innovative products and operational ideas launched, and more paying scenarios introduced to enhance the social entertainment experience of Momo users.

Mobile marketing revenues were RMB52.7 million (US$8.1 million) in the fourth quarter of 2020, a decrease of 43.4% from RMB93.0 million during the same period of 2019. The decrease in mobile marketing revenues was primarily caused by the decreased demand from our advertising and marketing customers as well as our strategy to underweight the line in terms of resource allocation.

Mobile games revenues were RMB7.3 million (US$1.1 million) in the fourth quarter of 2020, a decrease of 49.1% from RMB14.4 million in the fourth quarter of 2019. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users of mobile games.

Net revenues from the Momo segment decreased from RMB4,317.3 million in the fourth quarter of 2019 to RMB3,051.3 million (US$467.6 million) in the fourth quarter of 2020, primarily due to the decrease in net revenues from live video service, partially offset by the increase in net revenues from value-added service. Net revenues from the Tantan segment increased from RMB369.8 million in the fourth quarter of 2019 to RMB740.5 million (US$113.5 million) in the fourth quarter of 2020, which was mainly due to the increase in net revenues from live video service.

Cost and expenses

Cost and expenses were RMB3,290.0 million (US$504.2 million) in the fourth quarter of 2020, a decrease of 8.1% from RMB3,581.1 million in the fourth quarter of 2019. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to our live video service; (b) a decrease in professional fees related to technological service and bandwidth costs; (c) a decrease in commission fees paid to payment channels. These decreases were partially offset by an increase in revenue sharing with virtual gift recipients for our virtual gift service.

Non-GAAP cost and expenses (note 1) were RMB3,095.9 million (US$474.5 million) in the fourth quarter of 2020, a decrease of 8.3% from RMB3,374.9 million during the same period of 2019.

Other operating income

Other operating income was RMB88.4 million (US$13.5 million) in the fourth quarter of 2020, a decrease from RMB142.6 million during the fourth quarter of 2019. The other operating income mainly consisted of government incentives.

Income from operations

Income from operations was RMB593.6 million (US$91.0 million) in the fourth quarter of 2020, compared to RMB1,249.4 million during the same period of 2019. Income from operations of the Momo segment was RMB650.9 million (US$99.8 million) in the fourth quarter of 2020, which decreased from RMB1,458.5 million in the fourth quarter of 2019. Loss from operations of the Tantan segment was RMB53.1 million (US$8.1 million) in the fourth quarter of 2020, compared to loss from operations of RMB202.7 million in the fourth quarter of 2019.

Non-GAAP income from operations (note 1) was RMB787.7 million (US$120.7 million) in the fourth quarter of 2020, compared to RMB1,455.7 million during the same period of 2019. Non-GAAP income from operations of the Momo segment was RMB791.8 million (US$121.4 million) in the fourth quarter of 2020, which decreased from RMB1,593.9 million in the fourth quarter of 2019. Non-GAAP loss from operations of the Tantan segment was RMB2.3 million (US$0.4 million) in the fourth quarter of 2020, compared to non-GAAP loss from operations of RMB135.0 million in the fourth quarter of 2019.

Income tax expenses

Income tax expenses were RMB5.5 million (US$0.8 million) in the fourth quarter of 2020, decreasing from RMB253.7 million in the fourth quarter of 2019. The decrease in income tax expenses was mainly due to (a) the preferential tax rate adjustment from 12.5% to 10.0% for one of our major profit generating entities, due to the approval in 2020 of the Key Software Enterprise application for the income tax of the fiscal year of 2019; and (b) the lower profit in the fourth quarter of 2020.

Net income

Net income was RMB651.1 million (US$99.8 million) in the fourth quarter of 2020, compared to RMB1,052.3 million during the same period of 2019. Net income from the Momo segment was RMB705.8 million (US$108.2 million) in the fourth quarter of 2020, which decreased from RMB1,246.9 million in the fourth quarter of 2019. Net loss from the Tantan segment was RMB50.5 million (US$7.7 million) in the fourth quarter of 2020, compared to net loss of RMB188.2 million in the fourth quarter of 2019.

Non-GAAP net income (note 1) was RMB836.1 million (US$128.1 million) in the fourth quarter of 2020, compared to RMB1,248.9 million during the same period of 2019. Non-GAAP net income from the Momo segment was RMB846.7 million (US$129.8 million) in the fourth quarter of 2020, which decreased from RMB1,382.3 million in the fourth quarter of 2019. Non-GAAP net loss of the Tantan segment was RMB8.8 million (US$1.4 million) in the fourth quarter of 2020, compared to non-GAAP net loss of RMB130.2 million in the fourth quarter of 2019.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB651.5 million (US$99.8 million) in the fourth quarter of 2020, compared to RMB1,055.9 million during the same period of 2019.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB836.4 million (US$128.2 million) in the fourth quarter of 2020, compared to RMB1,252.5 million during the same period of 2019.

Net income per ADS

Diluted net income per ADS was RMB2.98 (US$0.46) in the fourth quarter of 2020, compared to RMB4.74 in the fourth quarter of 2019.

Non-GAAP diluted net income per ADS (note 1) was RMB3.80 (US$0.58) in the fourth quarter of 2020, compared to RMB5.61 in the fourth quarter of 2019.

Cash and cash flow

As of December 31, 2020, Momo’s cash, cash equivalents, short-term deposits, long-term deposits and restricted cash totaled RMB16,482.3 million (US$2,526.0 million), compared to RMB15,225.3 million as of December 31, 2019. Net cash provided by operating activities in the fourth quarter of 2020 was RMB1,039.1 million (US$159.2 million), compared to RMB1,675.1 million in the fourth quarter of 2019.

Full Year 2020 Financial Results

Net revenues for the full year of 2020 were RMB15,024.2 million (US$2,302.6 million), a decrease of 11.7% from RMB17,015.1 million in the same period of 2019.

Net income attributable to Momo Inc. was RMB2,103.5 million (US$322.4 million) for the full year of 2020, compared to RMB2,970.9 million during the same period of 2019.

Non-GAAP net income attributable to Momo Inc. (note 1) was RMB2,896.2 million (US$443.9 million) for the full year of 2020, compared to RMB4,493.3 million during the same period of 2019.

Diluted net income per ADS was RMB9.65 (US$1.48) during the full year of 2020, compared to RMB13.52 in the same period of 2019.

Non-GAAP diluted net income per ADS (note 1) was RMB13.16 (US$2.02) during the full year of 2020, compared to RMB20.26 in the same period of 2019.

Net cash provided by operating activities was RMB3,080.9 million (US$472.2 million) during the full year of 2020, compared to RMB5,448.9 million in the same period of 2019.

Recent Developments

Declaration of a special cash dividend

Momo’s board of directors has declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The cash dividend will be paid on April 30, 2021 to shareholders of record at the close of business on April 13, 2021. The ex-dividend date will be April 12, 2021. The aggregate amount of cash dividends to be paid is approximately US$132 million, which will be funded by surplus cash on the Company’s balance sheet.

Execution of share repurchase program

On September 3, 2020, Momo’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$300 million of its shares over the next 12 months. As of March 24, 2021, the Company has repurchased approximately 3.61 million ADSs for approximately US$49.2 million on the open market under this program, at an average purchase price of US$13.63 per ADS.

Resignation of Chief Technology Officer

Mr. Chunlai Wang will resign from the Company’s Chief Technology Officer position for personal reasons, effective April 30, 2021, and he will continue to serve as an advisor to the Company. The Company is grateful to Mr. Chunlai Wang for his valuable contributions over the past nine years.

Business Outlook

For the first quarter of 2021, the Company expects total net revenues to be between RMB3.36 billion to RMB3.46 billion, representing a decrease of 6.5% to 3.7% year-over-year. This forecast considers the potential impact of the COVID-19 pandemic and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly with respect to the potential lasting impact of COVID-19 on the economy in China.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss)，net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Thursday, March 25, 2021, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on March 25, 2021).

All participants must preregister online prior to the call to receive the dial-in details. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

PRE-REGISTER LINK http://apac.directeventreg.com/registration/event/2751618

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, April 1, 2021. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 2751618

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates interactions based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application for the younger generation. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the first quarter of 2021, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter of 2020 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2021 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on Momo’s business operations and the economy in China, the market price of Momo’s stock prevailing from time to time, the nature of other investment opportunities presented to Momo from time to time, Momo’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			Year
	Ended December 31			ended December 31
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	3,383,477	2,327,875	356,762	12,448,131	9,637,579	1,477,024
Value-added service	1,189,114	1,401,269	214,754	4,105,963	5,112,182	783,476
Mobile marketing	92,991	52,663	8,071	331,822	198,197	30,375
Mobile games	14,418	7,334	1,124	92,451	39,564	6,063
Other services	7,898	6,060	929	36,722	36,666	5,620

Total net revenues	4,687,898	3,795,201	581,640	17,015,089	15,024,188	2,302,558
Cost and expenses:
Cost of revenues	(2,351,309)	(2,042,781)	(313,070)	(8,492,096)	(7,976,781)	(1,222,495)
Research and development	(292,188)	(327,295)	(50,160)	(1,095,031)	(1,167,677)	(178,954)
Sales and marketing	(725,029)	(697,722)	(106,931)	(2,690,824)	(2,813,922)	(431,252)
General and administrative	(212,603)	(222,191)	(34,052)	(1,527,282)	(763,150)	(116,958)

Total cost and expenses	(3,581,129)	(3,289,989)	(504,213)	(13,805,233)	(12,721,530)	(1,949,659)
Other operating income	142,646	88,385	13,546	344,843	228,777	35,062

Income from operations	1,249,415	593,597	90,973	3,554,699	2,531,435	387,961
Interest income	108,205	100,880	15,461	407,542	444,471	68,118
Interest expense	(20,190)	(19,047)	(2,919)	(78,611)	(78,872)	(12,088)
Other gain or loss, net	—	7,500	1,149	(15,711)	1,500	230

Income before income tax and share of income on equity method investments	1,337,430	682,930	104,664	3,867,919	2,898,534	444,221
Income tax expenses	(253,704)	(5,481)	(840)	(883,801)	(755,620)	(115,804)

Income before share of income on equity method investments	1,083,726	677,449	103,824	2,984,118	2,142,914	328,417
Share of loss on equity method investments	(31,406)	(26,319)	(4,034)	(23,350)	(42,522)	(6,517)

Net income	1,052,320	651,130	99,790	2,960,768	2,100,392	321,900

Less: net loss attributable to non-controlling interest	(3,579)	(320)	(49)	(10,122)	(3,092)	(474)

Net income attributable to the shareholders of Momo Inc.	1,055,899	651,450	99,839	2,970,890	2,103,484	322,374

Net income per share attributable to ordinary shareholders
Basic	2.53	1.57	0.24	7.15	5.05	0.77
Diluted	2.37	1.49	0.23	6.76	4.83	0.74
Weighted average shares used in calculating net income per ordinary share
Basic	416,878,784	414,839,350	414,839,350	415,316,627	416,914,898	416,914,898
Diluted	453,937,852	449,683,596	449,683,596	451,206,091	452,081,642	452,081,642

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			Year
	ended December 31			ended December 31
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	1,052,320	651,130	99,790	2,960,768	2,100,392	321,900
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(39,524)	(69,010)	(10,576)	(8,835)	(141,677)	(21,713)

Comprehensive income	1,012,796	582,120	89,214	2,951,933	1,958,715	300,187
Less: comprehensive loss attributed to the non-controlling interest	(8,637)	(9,059)	(1,388)	(8,081)	(26,004)	(3,985)

Comprehensive income attributable to Momo Inc.	1,021,433	591,179	90,602	2,960,014	1,984,719	304,172

Momo Inc.
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except share and per share data)
	December 31 2019 RMB	December 31 2020 RMB	December 31 2020 US$
Assets
Current assets
Cash and cash equivalents	2,612,743	3,363,942	515,547
Short-term deposits	12,312,585	7,566,250	1,159,579
Restricted cash	—	2,130	326
Accounts receivable, net of allowance for doubtful accounts of RMB12,209 and RMB15,390 as of December 31, 2019 and 2020, respectively	265,155	200,831	30,779
Amount due from a related party	4,382	—	—
Prepaid expenses and other current assets	599,000	613,696	94,053

Total current assets	15,793,865	11,746,849	1,800,284
Long-term deposits	300,000	5,550,000	850,575
Right-of-use assets, net	190,552	278,175	42,632
Property and equipment, net	346,345	265,765	40,730
Intangible assets	890,303	687,211	105,320
Rental deposits	25,028	21,794	3,340
Long-term investments	495,905	454,996	69,731
Other non-current assets	44,009	94,868	14,539
Deferred tax assets	37,064	32,495	4,980
Goodwill	4,360,610	4,088,403	626,575

Total assets	22,483,681	23,220,556	3,558,706

Liabilities and equity
Current liabilities
Accounts payable	714,323	699,394	107,186
Deferred revenue	503,461	511,617	78,409
Accrued expenses and other current liabilities	985,873	854,835	131,009
Amount due to related parties	29,606	19,462	2,983
Lease liabilities due within one year	135,169	132,793	20,351
Income tax payable	153,976	236,490	36,244
Deferred consideration in connection with business acquisitions	84,346	62,149	9,525

Total current liabilities	2,606,754	2,516,740	385,707
Deferred tax liabilities	222,576	171,803	26,330
Convertible senior notes	4,954,352	4,658,966	714,018
Share-based compensation liability	902,047	875,616	134,194
Lease liabilities	56,498	136,436	20,910
Other non-current liabilities	22,672	25,666	3,933

Total liabilities	8,764,899	8,385,227	1,285,092
Shareholder’s equity (i)	13,718,782	14,835,329	2,273,614

Total liabilities and shareholder’s equity	22,483,681	23,220,556	3,558,706

(i):	As of December 31, 2020, the number of ordinary shares outstanding was 411,981,508.

Momo Inc. Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except share and per share data)
	Three months ended December 31			Year ended December 31
	2019 RMB	2020 RMB	2020 US$	2019 RMB	2020 RMB	2020 US$
Cash flows from operating activities:
Net income	1,052,320	651,130	99,790	2,960,768	2,100,392	321,900
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	51,385	55,375	8,487	198,237	208,990	32,029
Amortization of intangible assets	40,239	37,741	5,784	157,954	157,258	24,101
Share-based compensation	167,458	157,584	24,151	1,408,232	678,686	104,013
Share of loss on equity method investments	31,406	26,319	4,034	23,350	42,522	6,517
Gain or loss on long-term investments	—	(7,500)	(1,149)	15,711	(1,500)	(230)
Gain on subsidiary deconsolidation	—	—	—	—	(6,676)	(1,023)
Loss (gain) on disposal of property and equipment	—	3	—	(398)	(282)	(43)
Provision of losses on receivable and other assets	—	19,663	3,013	12,209	46,075	7,061
Cash received on investment income distribution	—	—	—	—	1,153	177
Changes in operating assets and liabilities:
Accounts receivable	110,340	34,533	5,292	442,176	52,247	8,007
Prepaid expenses and other current assets	49,554	104,636	16,036	26,372	(59,117)	(9,060)
Amount due from a related party	(2,776)	—	—	(4,382)	4,382	672
Rental deposits	(474)	(4,372)	(670)	(836)	(4,265)	(654)
Deferred tax assets	(2,582)	1,535	235	20,722	4,569	700
Other non-current assets	(3,411)	(166,665)	(25,543)	(24,022)	(138,484)	(21,224)
Accounts payable	98,021	66,948	10,260	52,246	(11,716)	(1,796)
Income tax payable	39,938	(95,341)	(14,612)	16,886	82,514	12,646
Deferred revenue	6,852	24,740	3,792	61,641	8,910	1,366
Accrued expenses and other current liabilities	75,791	41,048	6,291	212,349	(120,363)	(18,446)
Amount due to related parties	235	(12,406)	(1,901)	(53,032)	(10,144)	(1,555)
Deferred tax liability	(10,060)	(9,435)	(1,446)	(45,382)	(39,315)	(6,025)
Other non-current liabilities	(29,153)	113,553	17,403	(31,915)	85,053	13,035

Net cash provided by operating activities	1,675,083	1,039,089	159,247	5,448,886	3,080,889	472,168
Cash flows from investing activities:
Purchase of property and equipment	(32,109)	(16,095)	(2,467)	(186,522)	(124,143)	(19,026)
Proceeds from disposal of property and equipment	4	2	—	808	476	73
Payment for long-term investments	(21,500)	(9,000)	(1,379)	(64,500)	(13,500)	(2,069)
Prepayment of long-term investments	—	—	—	(15,000)	—	—
Cash dividend received	—	—	—	—	233	36
Cash outflow due to subsidiary deconsolidation	—	—	—	—	(1,026)	(157)
Purchase of short-term deposits	(7,650,000)	(3,654,500)	(560,077)	(22,151,135)	(14,949,665)	(2,291,136)
Cash received on maturity of short-term deposits	6,036,000	3,954,500	606,054	18,686,430	19,577,159	3,000,331
Payment for short-term investments	(80,000)	—	—	(360,000)	(10,000)	(1,533)
Cash received from sales of short-term investment	120,000	—	—	360,000	10,000	1,533
Cash received from sales of long term investment	—	12,000	1,839	—	12,000	1,839
Purchase of long-term deposits	(300,000)	(900,000)	(137,931)	(300,000)	(5,250,000)	(804,598)

Net cash used in investing activities	(1,927,605)	(613,093)	(93,961)	(4,029,919)	(748,466)	(114,707)
Cash flows from financing activities:
Deferred payment for business acquisition	—	—	—	(379,507)	(18,355)	(2,813)
Proceeds from exercise of share options	1	171	26	187	226	35
Deferred payment of purchase of property and equipment	(127)	—	—	(17,114)	—	—
Repurchase of ordinary shares	—	(197,799)	(30,314)	—	(330,206)	(50,606)
Repurchase of subsidiary’s share options	—	(932)	(143)	—	(25,832)	(3,959)
Dividends payment	—	—	—	(877,346)	(1,123,983)	(172,258)

Net cash used in financing activities	(126)	(198,560)	(30,431)	(1,273,780)	(1,498,150)	(229,601)
Effect of exchange rate changes	(5,532)	(37,770)	(5,788)	(478)	(80,944)	(12,407)

Net (decrease) increase in cash and cash equivalents	(258,180)	189,666	29,067	144,709	753,329	115,453
Cash and cash equivalents at the beginning of period	2,870,923	3,176,406	486,806	2,468,034	2,612,743	400,420

Cash, cash equivalent and restricted cash at the end of period	2,612,743	3,366,072	515,873	2,612,743	3,366,072	515,873

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months ended December 31, 2019					Three months ended December 31, 2020					Three months ended December 31, 2020
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share- based compen sation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share- based compensa tion RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share- based compen sation US$	Tax impacts (ii) US$	Non- GAAP US$
Cost of revenues	(2,351,309)	18,818	7,601	—	(2,324,890)	(2,042,781)	17,694	4,242	—	(2,020,845)	(313,070)	2,712	650	—	(309,708)
Research and development	(292,188)	2,390	45,455	—	(244,343)	(327,295)	2,247	38,515	—	(286,533)	(50,160)	344	5,903	—	(43,913)
Sales and marketing	(725,029)	17,598	53,466	—	(653,965)	(697,722)	16,547	27,122	—	(654,053)	(106,931)	2,536	4,157	—	(100,238)
General and administrative	(212,603)	—	60,936	—	(151,667)	(222,191)	—	87,705	—	(134,486)	(34,052)	—	13,441	—	(20,611)

Cost and operating expenses	(3,581,129)	38,806	167,458	—	(3,374,865)	(3,289,989)	36,488	157,584	—	(3,095,917)	(504,213)	5,592	24,151	—	(474,470)
Income from operations	1,249,415	38,806	167,458	—	1,455,679	593,597	36,488	157,584	—	787,669	90,973	5,592	24,151	—	120,716
Net income attributable to Momo Inc.	1,055,899	38,806	167,458	(9,701)	1,252,462	651,450	36,488	157,584	(9,122)	836,400	99,839	5,592	24,151	(1,398)	128,184

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	Year ended December 31, 2019					Year ended December 31, 2020					Year ended December 31, 2020
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share- based compensation RMB	Tax impacts (ii) RMB	Non- GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share- based compensation RMB	Tax impacts (ii) RMB	Non- GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non- GAAP US$
Cost of revenues	(8,492,096)	73,817	23,972	—	(8,394,307)	(7,976,781)	73,740	18,449	—	(7,884,592)	(1,222,495)	11,301	2,827	—	(1,208,367)
Research and development	(1,095,031)	9,375	175,053	—	(910,603)	(1,167,677)	9,365	175,870	—	(982,442)	(178,954)	1,435	26,953	—	(150,566)
Sales and marketing	(2,690,824)	69,031	196,311	—	(2,425,482)	(2,813,922)	68,960	158,902	—	(2,586,060)	(431,252)	10,569	24,353	—	(396,330)
General and administrative	(1,527,282)	—	1,012,896	—	(514,386)	(763,150)	—	325,465	—	(437,685)	(116,958)	—	49,880	—	(67,078)

Cost and operating expenses	(13,805,233)	152,223	1,408,232	—	(12,244,778)	(12,721,530)	152,065	678,686	—	(11,890,779)	(1,949,659)	23,305	104,013	—	(1,822,341)
Income from operations	3,554,699	152,223	1,408,232	—	5,115,154	2,531,435	152,065	678,686	—	3,362,186	387,961	23,305	104,013	—	515,279
Net income attributable to Momo Inc.	2,970,890	152,223	1,408,232	(38,056)	4,493,289	2,103,484	152,065	678,686	(38,016)	2,896,219	322,374	23,305	104,013	(5,826)	443,866

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition.

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended December 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,923,544	404,331	—	2,327,875	356,762
Value-added service	1,065,062	336,207	—	1,401,269	214,754
Mobile marketing	52,663	—	—	52,663	8,071
Mobile games	7,334	—	—	7,334	1,124
Other services	2,743	—	3,317	6,060	929

Total net revenues	3,051,346	740,538	3,317	3,795,201	581,640
Cost and expenses (iii):
Cost of revenues	(1,676,071)	(365,350)	(1,360)	(2,042,781)	(313,070)
Research and development	(243,555)	(83,740)	—	(327,295)	(50,160)
Sales and marketing	(361,115)	(336,558)	(49)	(697,722)	(106,931)
General and administrative	(202,831)	(11,891)	(7,469)	(222,191)	(34,052)

Total cost and expenses	(2,483,572)	(797,539)	(8,878)	(3,289,989)	(504,213)
Other operating income	83,110	3,945	1,330	88,385	13,546

Income (loss) from operations	650,884	(53,056)	(4,231)	593,597	90,973
Interest income	100,347	486	47	100,880	15,461
Interest expense	(19,047)	—	—	(19,047)	(2,919)
Other gain or loss, net	7,500	—	—	7,500	1,149

Income (loss) before income tax and share of income on equity method investments	739,684	(52,570)	(4,184)	682,930	104,664
Income tax (expenses) benefits	(7,565)	2,084	—	(5,481)	(840)

Income (loss) before share of income on equity method investments	732,119	(50,486)	(4,184)	677,449	103,824
Share of loss on equity method investments	(26,319)	—	—	(26,319)	(4,034)

Net income (loss)	705,800	(50,486)	(4,184)	651,130	99,790

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended December 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	2,844	1,398	—	4,242	650
Research and development	31,946	6,569	—	38,515	5,903
Sales and marketing	21,452	5,670	—	27,122	4,157
General and administrative	84,706	644	2,355	87,705	13,441

Total cost and expenses	140,948	14,281	2,355	157,584	24,151

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months ended December 31, 2020
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	650,884	(53,056)	(4,231)	593,597	90,973
Share-based compensation	140,948	14,281	2,355	157,584	24,151
Amortization of intangible assets from business acquisitions	—	36,488	—	36,488	5,592

Non-GAAP income (loss) from operations	791,832	(2,287)	(1,876)	787,669	120,716
Net income (loss)	705,800	(50,486)	(4,184)	651,130	99,790
Share-based compensation	140,948	14,281	2,355	157,584	24,151
Amortization of intangible assets from business acquisitions	—	36,488	—	36,488	5,592
Tax impacts	—	(9,122)	—	(9,122)	(1,398)

Non-GAAP net income (loss)	846,748	(8,839)	(1,829)	836,080	128,135

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months ended December 31, 2019
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$[1]
Net revenues:
Live video service	3,383,477	—	—	3,383,477	486,006
Value-added service	819,325	369,789	—	1,189,114	170,806
Mobile marketing	92,991	—	—	92,991	13,357
Mobile games	14,418	—	—	14,418	2,071
Other services	7,111	—	787	7,898	1,134

Total net revenues	4,317,322	369,789	787	4,687,898	673,374
Cost and expenses (iv):
Cost of revenues	(2,222,912)	(127,748)	(649)	(2,351,309)	(337,744)
Research and development	(205,793)	(86,395)	—	(292,188)	(41,970)
Sales and marketing	(379,940)	(345,089)	—	(725,029)	(104,144)
General and administrative	(192,789)	(13,275)	(6,539)	(212,603)	(30,539)

Total cost and expenses	(3,001,434)	(572,507)	(7,188)	(3,581,129)	(514,397)
Other operating income	142,613	—	33	142,646	20,490

Income (loss) from operations	1,458,501	(202,718)	(6,368)	1,249,415	179,467
Interest income	105,947	2,197	61	108,205	15,543
Interest expense	(20,190)	—	—	(20,190)	(2,900)

Income (loss) before income tax and share of income on equity method investments	1,544,258	(200,521)	(6,307)	1,337,430	192,110
Income tax (expenses) benefits	(265,981)	12,277	—	(253,704)	(36,442)

Income (loss) before share of income on equity method investments	1,278,277	(188,244)	(6,307)	1,083,726	155,668
Share of loss on equity method investments	(31,406)	—	—	(31,406)	(4,511)

Net income (loss)	1,246,871	(188,244)	(6,307)	1,052,320	151,157

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months ended December 31, 2019
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	6,000	1,601	—	7,601	1,092
Research and development	26,980	18,475	—	45,455	6,529
Sales and marketing	45,971	7,495	—	53,466	7,680
General and administrative	56,467	1,384	3,085	60,936	8,753

Total cost and expenses	135,418	28,955	3,085	167,458	24,054

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB 6.9618 to US$1.00, the effective noon buying rate for December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months ended December 31, 2019
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	1,458,501	(202,718)	(6,368)	1,249,415	179,467
Share-based compensation	135,418	28,955	3,085	167,458	24,054
Amortization of intangible assets from business acquisitions	—	38,806	—	38,806	5,574

Non-GAAP income (loss) from operations	1,593,919	(134,957)	(3,283)	1,455,679	209,095
Net income (loss)	1,246,871	(188,244)	(6,307)	1,052,320	151,157
Share-based compensation	135,418	28,955	3,085	167,458	24,054
Amortization of intangible assets from business acquisitions	—	38,806	—	38,806	5,574
Tax impacts	—	(9,701)	—	(9,701)	(1,394)

Non-GAAP net income (loss)	1,382,289	(130,184)	(3,222)	1,248,883	179,391

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year
	ended December 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	8,638,810	998,769	—	9,637,579	1,477,024
Value-added service	3,742,637	1,369,545	—	5,112,182	783,476
Mobile marketing	198,197	—	—	198,197	30,375
Mobile games	39,564	—	—	39,564	6,063
Other services	11,911	—	24,755	36,666	5,620

Total net revenues	12,631,119	2,368,314	24,755	15,024,188	2,302,558
Cost and expenses (v):
Cost of revenues	(6,865,836)	(1,088,816)	(22,129)	(7,976,781)	(1,222,495)
Research and development	(844,826)	(322,851)		(1,167,677)	(178,954)
Sales and marketing	(1,454,123)	(1,359,709)	(90)	(2,813,922)	(431,252)
General and administrative	(664,458)	(73,019)	(25,673)	(763,150)	(116,958)

Total cost and expenses	(9,829,243)	(2,844,395)	(47,892)	(12,721,530)	(1,949,659)
Other operating income	223,312	3,945	1,520	228,777	35,062

Income (loss) from operations	3,025,188	(472,136)	(21,617)	2,531,435	387,961
Interest income	440,878	3,353	240	444,471	68,118
Interest expense	(78,872)	—	—	(78,872)	(12,088)
Other gain or loss, net	1,500	—	—	1,500	230

Income (loss) before income tax and share of income on equity method investments	3,388,694	(468,783)	(21,377)	2,898,534	444,221
Income tax (expenses) benefits	(770,333)	14,713	—	(755,620)	(115,804)

Income (loss) before share of income on equity method investments	2,618,361	(454,070)	(21,377)	2,142,914	328,417
Share of loss on equity method investments	(42,522)	—	—	(42,522)	(6,517)

Net income (loss)	2,575,839	(454,070)	(21,377)	2,100,392	321,900

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year
	ended December 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	15,189	3,260	—	18,449	2,827
Research and development	127,714	48,156	—	175,870	26,953
Sales and marketing	142,908	15,994	—	158,902	24,353
General and administrative	292,356	22,882	10,227	325,465	49,880

Total cost and expenses	578,167	90,292	10,227	678,686	104,013

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year
	ended December 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	3,025,188	(472,136)	(21,617)	2,531,435	387,961
Share-based compensation	578,167	90,292	10,227	678,686	104,013
Amortization of intangible assets from business acquisitions	—	152,065	—	152,065	23,305

Non-GAAP income (loss) from operations	3,603,355	(229,779)	(11,390)	3,362,186	515,279
Net income (loss)	2,575,839	(454,070)	(21,377)	2,100,392	321,900
Share-based compensation	578,167	90,292	10,227	678,686	104,013
Amortization of intangible assets from business acquisitions	—	152,065	—	152,065	23,305
Tax impacts	—	(38,016)	—	(38,016)	(5,826)

Non-GAAP net income (loss)	3,154,006	(249,729)	(11,150)	2,893,127	443,392

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year
	ended December 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	12,448,131	—	—	12,448,131	1,788,062
Value-added service	2,846,057	1,259,906	—	4,105,963	589,785
Mobile marketing	331,822	—	—	331,822	47,663
Mobile games	92,451	—	—	92,451	13,280
Other services	22,354	—	14,368	36,722	5,275

Total net revenues	15,740,815	1,259,906	14,368	17,015,089	2,444,065
Cost and expenses (vi):
Cost of revenues	(8,065,300)	(415,688)	(11,108)	(8,492,096)	(1,219,813)
Research and development	(797,471)	(297,560)	—	(1,095,031)	(157,291)
Sales and marketing	(1,521,511)	(1,162,912)	(6,401)	(2,690,824)	(386,513)
General and administrative	(641,269)	(851,099)	(34,914)	(1,527,282)	(219,380)

Total cost and expenses	(11,025,551)	(2,727,259)	(52,423)	(13,805,233)	(1,982,997)
Other operating income	323,444	—	21,399	344,843	49,534

Income (loss) from operations	5,038,708	(1,467,353)	(16,656)	3,554,699	510,602
Interest income	396,672	10,706	164	407,542	58,540
Interest expense	(78,611)	—	—	(78,611)	(11,292)
Other gain or loss, net	(15,711)	—	—	(15,711)	(2,257)

Income (loss) before income tax and share of income on equity method investments	5,341,058	(1,456,647)	(16,492)	3,867,919	555,593
Income tax (expenses) benefits	(917,265)	33,464	—	(883,801)	(126,950)

Income (loss) before share of income on equity method investments	4,423,793	(1,423,183)	(16,492)	2,984,118	428,643
Share of income on equity method investments	(23,350)	—	—	(23,350)	(3,354)

Net income (loss)	4,400,443	(1,423,183)	(16,492)	2,960,768	425,289

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year
	ended December 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	20,393	3,579	—	23,972	3,443
Research and development	103,655	71,398	—	175,053	25,145
Sales and marketing	175,657	20,654	—	196,311	28,198
General and administrative	207,053	795,033	10,810	1,012,896	145,493

Total cost and expenses	506,758	890,664	10,810	1,408,232	202,279

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year
	ended December 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	5,038,708	(1,467,353)	(16,656)	3,554,699	510,602
Share-based compensation	506,758	890,664	10,810	1,408,232	202,279
Amortization of intangible assets from business acquisitions	—	152,223	—	152,223	21,866

Non-GAAP income (loss) from operations	5,545,466	(424,466)	(5,846)	5,115,154	734,747
Net income (loss)	4,400,443	(1,423,183)	(16,492)	2,960,768	425,289
Share-based compensation	506,758	890,664	10,810	1,408,232	202,279
Amortization of intangible assets from business acquisitions	—	152,223	—	152,223	21,866
Tax impacts	—	(38,056)	—	(38,056)	(5,466)

Non-GAAP net income (loss)	4,907,201	(418,352)	(5,682)	4,483,167	643,968